Exhibit 99.1

REPORT UNDER

NATIONAL INSTRUMENT 52-102

Report of voting results

To the securities regulatory authorities of each of the Provinces and Territories of Canada

In accordance with section 11.3 of NI 51-102 – Continuous Disclosure Obligations, the following sets out the voting results obtained at the annual meeting of Unitholders of CENTRAL GOLDTRUST (the “Trust”) held on April 25, 2013.

1.	Election of Directors

Each of the nominees listed in the Information Circular was elected as a Trustee of the Trust. Individual Trustee results are set out below.

Nominee	FOR	% FOR	WITHHELD	% WITHHELD
Brian E. Felske	13,020,027	95.7%	587795	4.3%
Glenn C. Fox	13,045,119	95.7%	562,703	4.1%
Bruce D. Heagle	13,044,446	95.9%	563,376	4.1%
Ian M.T. McAvity	13,019,288	95.7%	588534	4.3%
Michael A. Parente	13,027,370	95.7%	580,452	4.3%
J.C. Stefan Spicer	12,957,237	95.2%	650,585	4.8%
Philip M. Spicer	13,022,783	95.7%	585,039	4.3%

2.	Appointment of Auditors

Ernst & Young LLP was appointed as auditors of the Trust.

FOR	% FOR	WITHHELD	% WITHHELD
13,216,684	97.1%	391,138	2.9%

Dated this 30th day of April, 2013.

“John S. Elder”
Name:	John S. Elder
Title:	Secretary
CENTRAL GOLDTRUST